ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-139359 Dated February [26], 2010
Royal Bank of Canada Return Optimization Securities Enhanced Return Strategies for Moderate-Return Environments Royal Bank of Canada Notes linked to the S&P 500® Index due on or about April 1, 2011
Investment Description
Return Optimization Securities are senior unsecured debt securities issued by Royal Bank of Canada with returns linked to the performance of the S&P 500® Index (the “Index”) (each, a “Note” and collectively, the “Notes”). The Notes are designed to enhance returns in a moderate-return environment—meaning an environment in which stocks generally experience no more than moderate appreciation. If the Index Return is positive, you will receive at maturity of the Notes your principal plus a return equaling three times the Index Return, up to the Maximum Gain, providing you with a potential opportunity to outperform the Index. If the Index Return is negative, you will receive an amount equal to your principal amount reduced by the product of (i) the principal amount multiplied by (ii) the Index Return. Accordingly, investors must be willing to risk losing up to 100% of their principal amount invested. If the Index Return is negative, you will lose at maturity 1% (or a fraction thereof) of your principal for every 1% (or a fraction thereof) that the Index Return is less than zero. Investors will not receive any interest payments during the term of the Notes. Investing in the Notes involves significant risks. You may lose some or all of your principal if the Index Return is negative. Any payment on the Notes is subject to the creditworthiness of Royal Bank of Canada.

Features					Key Dates
❑   Tactical Investment Opportunity—At maturity, the Notes enhance the positive returns of the Index up to the Maximum Gain. In moderate-return environments, this strategy may provide the opportunity to outperform investments that track the performance of the Index.

❑   Market Recovery Strategy—If you have experienced a loss on an investment with market exposure similar to the Index, an investment in the ROS can provide an opportunity to accelerate your recovery at maturity if the Index rises.

Trade Date1                               March 26, 2010
Settlement Date1                    March 31, 2010
Final Valuation Date2          March 28, 2011
Maturity Date2                          April 1, 2011
CUSIP:
ISIN:

1          Expected.  In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.
2          Subject to postponement in the event of a market disruption event and as described under “General Terms of the Notes — Payment at Maturity” in the accompanying product prospectus supplement no. UBS-ROS-1.

Note Offering
We are offering Return Optimization Securities linked to the S&P 500® Index.  The return on the Notes is subject to, and will not exceed, the predetermined Maximum Gain, which will be determined on the Trade Date.  The Notes are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples thereof. The indicative Maximum Gain for the Notes, as well as the indicative maximum payment at maturity, are listed below.

Underlying Index	Index Ticker	Leverage Factor	Maximum Gain*	Maximum Payment at Maturity per $10 Note*	Index Starting Level*	CUSIP	ISIN
S&P 500® Index	SPX	3	13.50% to 16.50%	$11.35 to $11.65	●
*	The actual Maximum Gain, maximum payment at maturity per $10 principal amount Note and Index Starting Level for the Notes will be determined on the Trade Date.

See “Additional Information about Royal Bank of Canada and the Notes” in this free writing prospectus. The Notes will have the terms specified in the prospectus dated January 11, 2010, the prospectus supplement dated January 11, 2010, product prospectus supplement no. UBS-ROS-1 dated February 26, 2010 and this free writing prospectus. See “Key Risks” in this free writing prospectus and “Risk Factors” in the accompanying product prospectus supplement no. UBS-ROS-1 for risks related to investing in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this free writing prospectus or the accompanying prospectus, prospectus supplement and product prospectus supplement no. UBS-ROS-1.  Any representation to the contrary is a criminal offense.

	Price to Public(1)		Fees and Commissions(2)		Proceeds to Us
Offering of Notes	Total	Per Note	Total	Per Note	Total	Per Note
Notes Linked to the S&P 500® Index		$10		$0.125		$9.875
(1)
The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  For additional related information, please see “Use of Proceeds and Hedging” beginning on page PS-10 of the accompanying product prospectus supplement no. UBS-ROS-1.

(2)
UBS Financial Services Inc., which we refer to as UBS, will receive a commission that will depend on market conditions on the Trade Date.  In no event will the commission received by UBS exceed $0.125 per $10 principal amount Note.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States government agency or instrumentality.

UBS Financial Services Inc.	RBC Capital Markets Corporation

Additional Information about Royal Bank of Canada and the Notes
Royal Bank of Canada has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Royal Bank of Canada has filed with the SEC for more complete information about Royal Bank of Canada and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product prospectus supplement no. UBS-ROS-1 and this free writing prospectus if you so request by calling toll-free 866-609-6009.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this free writing prospectus together with the prospectus dated January 11, 2010, as supplemented by the prospectus supplement dated January 11, 2010, relating to our Series D medium-term Notes of which these Notes are a part, and the more detailed information contained in product prospectus supplement no. UBS-ROS-1 dated February [26], 2010.  This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product prospectus supplement no. UBS-ROS-1, as the Notes involve risks not associated with conventional debt securities.

You may access these on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

♦	Product prospectus supplement no. UBS-ROS-1 dated February 26, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000537/f225103424b5.htm

♦	Prospectus supplement dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000064/f17102424b3.htm

♦	Prospectus dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000063/m18100424b3.htm

As used in this free writing prospectus, the “Company,” “we,” “us” or “our” refers to Royal Bank of Canada.

The phrase “closing level of the Index” as used in this free writing prospectus shall have the meaning set forth under “Index Closing Level”, as that term is defined in the accompanying product prospectus supplement no. UBS-ROS-1.

Investor Suitability
The Notes may be suitable for you if, among other considerations:

♦     You seek an investment with an enhanced return linked to the potential positive performance of the Index and you believe the level of the Index will increase moderately over the term of the Notes - meaning that such an increase is unlikely to exceed the Maximum Gain indicated herein (the actual Maximum Gain will be determined on the trade date) at maturity.

♦     You are willing to risk losing up to 100% of your investment if the Index declines from the Trade Date to the Final Valuation Date.

♦     You are willing to expose your principal to the full downside performance of the Index.

♦     You are willing and able to hold the Notes to maturity, a term of 12 months.

♦     You are willing to invest in the Notes even though their return will be limited to the Maximum Gain, based on the range indicated for the Maximum Gain (the actual Maximum Gain for the Notes will be determined on the Trade Date and will not be less than 13.50% or greater than 16.50%).

♦     You are willing to invest in securities for which there may be little or no secondary market and you accept that the secondary market will depend in large part on the price, if any, at which RBC Capital Markets Corporation, which we refer to “RBCCM,” is willing to trade the Notes.

♦     You are willing to forgo (i) dividends paid on the equity securities underlying the Index and (ii) any appreciation above the Maximum Gain.

♦     You do not seek current income from this investment.

♦     You are comfortable with the creditworthiness of Royal Bank of Canada, as issuer of the Notes.

The Notes may not be suitable for you if, among other considerations:

♦     You do not believe that the level of the Index will moderately increase over the term of the Notes, or you believe that the level of the Index will increase by more than the Maximum Gain indicated herein at maturity.

♦     You do not believe the Index will appreciate over the term of the Notes.

♦     You believe that another investment product will provide a leveraged Index Return at maturity that is greater than the Maximum Gain.

♦     You are unwilling to make an investment in which you could lose up to 100% of your principal amount.

♦     You are unable or unwilling to hold the Notes to maturity.

♦     You seek an investment that is exposed to the full potential appreciation of the Index, without a cap on participation.

♦     You prefer to receive dividends paid on the equity securities underlying the Index.

♦     You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

♦     You seek current income from this investment.

♦     You are not willing or are unable to assume the credit risk associated with Royal Bank of Canada, as issuer of the Notes.

♦     You seek an investment for which there will be an active secondary market.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting, and other advisers have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page 6 of this free writing prospectus and “Risk Factors” in the accompanying product prospectus supplement no. UBS-ROS-1 for risks related to an investment in the Notes.

Indicative Terms		Determining Payment at Maturity
Issuer	Royal Bank of Canada (Moody’s: Aaa; S&P: AA-; Fitch AA)*
Issue Price	$10 per Note (subject to a minimum purchase of 100 Notes or $1,000)
Term	12 months
Index:	S&P 500® Index
Payment at Maturity (per $10)
If the Index Return is positive, you will receive at maturity a cash payment per $10 principal amount of the Notes equal to:

$10 + ($10 x Index Return x 3)

provided, however, that in no event will you receive at maturity an amount greater than $10 + ($10 x Maximum Gain).

If the Index Return is negative, you will receive at maturity a cash payment per $10 principal amount of the Notes calculated as follows:

$10 + ($10 × Index Return)

Accordingly, if the level of the Index declines from the Trade Date to the Final Valuation Date, you may lose up to 100% of your principal.

Index Return	Index Ending Level – Index Starting Level Index Starting Level
Leverage Factor	3
Maximum Gain	13.50% to 16.50% The actual Maximum Gain on the Notes will be determined on the Trade Date.
Index Starting Level	The Index Closing Level on the Trade Date.
Index Ending Level	The Index Closing Level on the Final Valuation Date.

*A credit rating reflects the creditworthiness of the issuer and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The Notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating. However, because the return on the Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the Index Ending Level, an improvement in our credit ratings, financial condition or results of operations is not expected to have a positive effect on the trading value of the Notes.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples reflect the Leverage Factor of 3 and assume a Maximum Gain of 15.00% (the midpoint of the range of 13.50% to 16.50%) and a range of Index Returns from +80% to -100%.  The actual Index Starting Level and Maximum Gain will be set on the Trade Date.  If the actual Maximum Return as determined on the Trade Date is less than 15.00%, your maximum payment at maturity will be lower than the hypothetical maximum payments at maturity shown below.

Index Return	Note Return

80.00%	15.00%
40.00%	15.00%
5.000%	15.00%

5.00&	15.00%
4.00%	12.00%
3.00%	9.00%

-20.00%	-20.00%
-40.00%	-40.00%
-100.00%	-100.00%

Example 1 – On the Final Valuation Date, the S&P 500® Index closes 4% above the Index Starting Level. Because the Index Return is 4%, you will receive three times the Index Return, or 12%, and the payment at maturity per $10 principal amount Note will be calculated as follows:

$10 + ($10 x 4% x 3) = $10 + $1.20 = $11.20

Example 2 – On the Final Valuation Date, the S&P 500® Index closes 40% above the Index Starting Level. Because three times the Index Return of 40% is more than the Maximum Gain of 15.00%, you will receive at maturity the Maximum Gain of 15.00%, or $11.50 per $10 principal amount Note.

Example 3 – On the Final Valuation Date, the S&P 500® Index closes 40% below the Index Starting Level. Because the Index Return is -40%, you will receive at maturity a cash payment of $6 per $10 principal amount Note (a 40% loss), calculated as follows:

$10 + [$10 x (-40%] = $10 - $4 = $6

What Are the Tax Consequences of the Notes?
Set forth below is a summary of certain U.S. federal income tax consequences relating to an investment in the notes.  The following summary is not complete and is qualified in its entirety by the discussion under the sections entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement, the section “Tax Consequences” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement, which you should carefully review prior to investing in the notes.

In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat a note with terms described in this free writing prospectus as a pre-paid cash-settled derivative contract in respect of the Index for U.S. federal income tax purposes, and the terms of the notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the notes for all tax purposes in accordance with such characterization.  If the notes are so treated, a holder should generally recognize capital gain or loss upon the sale or maturity of the notes in an amount equal to the difference between the amount a holder receives at such time and the holder’s tax basis in the notes.  Alternative tax treatments are also possible and the Internal Revenue Service might assert that a treatment other than that described above is more appropriate.  In addition, the Internal Revenue Service has released a notice that may affect the taxation of holders of the notes.  According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any.  It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis.  The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital and whether the special "constructive ownership rules" of Section 1260 of the Internal Revenue Code might be applied to such instruments.  Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.

Key Risks
An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the component securities of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product prospectus supplement no. UBS-ROS-1.

Risks Relating to the Notes Generally

♦        Your Investment in the Notes May Result in a Loss:  The Notes do not guarantee any return of principal at maturity, and that return, if any, is subject to the creditworthiness of Royal Bank of Canada.  The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative.  Your investment will be fully exposed to any decline in the Index Ending Level as compared to the Index Starting Level.

♦        The Appreciation Potential on the Notes Is Limited to the Maximum Gain:  If the Index Ending Level is greater than the Index Starting Level, for each $10 principal amount Note, you will receive at maturity $10 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant.  We refer to this percentage as the Maximum Gain, which will be set on the Trade Date and will not be less than 13.50% or greater than 16.50%.

♦        Credit Risk of Royal Bank of Canada:  The Notes are senior unsecured debt obligations of the issuer, Royal Bank of Canada, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Royal Bank of Canada to satisfy its obligations as they come due.  As a result, the actual and perceived creditworthiness of Royal Bank of Canada may affect the market value of the Notes and, in the event Royal Bank of Canada were to default on its obligations, you may not receive the principal protection or any amounts owed to you under the terms of the Notes.

♦       Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity:  While the payment at maturity, if any, described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes UBS’s commission and the estimated cost of hedging our obligations under the Notes.  As a result, and as a general matter, the price, if any, at which RBCCM, will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you.  This secondary market price will also be affected by a number of factors aside from UBS’s commission and our hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

♦        The Notes Are Intended to be Held to Maturity: You should be willing to hold your Notes to maturity.  If you sell your Notes in the secondary market, you may have to sell them at a discount from their principal amount.

♦        No Assurances of Moderate-Return Environment: While the Notes are structured to provide enhanced returns in a moderate-return environment, we cannot assure you of the economic environment during the term or at maturity of your Notes.

♦        No Interest or Dividend Payments or Voting Rights:  As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the equity securities underlying the Index would have.

♦        Lack of Liquidity: The Notes will not be listed on any securities exchange.  RBCCM intends to offer to purchase the Notes in the secondary market, but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which RBCCM is willing to buy the Notes.

♦        Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

♦        Potentially Inconsistent Research, Opinions or Recommendations by RBCCM, UBS or Their Affiliates: RBCCM, UBS or their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the Index or the equity securities included in the Index, and therefore the market value of the Notes.

♦        Tax Treatment: Significant aspects of the tax treatment of the Notes are uncertain.  You should consult your tax adviser about your tax situation.

♦       Potential Royal Bank of Canada Impact on Price:  Trading or transactions by Royal Bank of Canada or its affiliates in the equity securities composing the Index or in futures, options, exchange-traded funds or other derivative products on the equity securities underlying the Index may adversely affect the market value of the equity securities underlying the Index, the level of the Index and, therefore, the market value of the Notes.

♦        Many Economic and Market Factors Will Impact the Value of the Notes:  In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

♦        the expected volatility of the Index;

♦        the time to maturity of the Notes;

♦        the dividend rate on the equity securities underlying the Index;

♦        interest and yield rates in the market generally, as well as in each of the markets of the equity securities composing the Index;

♦        a variety of economic, financial, political, regulatory or judicial events; and

♦        our creditworthiness, including actual or anticipated downgrades in our credit ratings.

S&P 500® Index
The S&P 500® Index is published by Standard & Poor’s (“S&P”), a division of The McGraw-Hill Companies, Inc. As discussed more fully in the accompanying product prospectus supplement no. UBS-ROS-1 under the heading “The S&P 500® Index,” the S&P 500® Index is intended to provide a performance benchmark for the U.S. equities market. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.  Ten main groups of companies compose the S&P 500® Index, and the ten main groups and the number of companies are included in each group as of January 31, 2010 indicated below: Consumer Discretionary (79); Consumer Staples (42); Energy (39); Financials (78); Health Care (52); Industrials (60); Information Technology (75); Materials (31); Telecommunications Services (9); and Utilities (35).

You can obtain the level of the S&P 500® Index at any time from the Bloomberg Financial Market page “SPX <Index> <GO>” or from the S&P website at www.standardandpoors.com.

The graph below illustrates the weekly performance of the S&P 500® Index from January 31, 2000 to January 31, 2010. The historical levels of the S&P 500® Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.  We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets.
The S&P 500® Index closing level on February 25, 2010 was 1,102.94.

The information on the S&P 500® Index provided in this free writing prospectus should be read together with the discussion under the heading “The S&P 500® Index” beginning on page PS-39 of the accompanying product prospectus supplement no. UBS-ROS-1. Information contained in the S&P website referenced above is not incorporated by reference in, and should not be considered a part of, this free writing prospectus.

Supplemental Plan of Distribution
We have agreed to indemnify UBS Financial Services Inc. and RBCCM against liabilities under the Securities Act of 1933, as amended, or to contribute payments that UBS Financial Services Inc. and RBCCM may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus.  We have agreed that UBS Financial Services Inc. may sell all or a part of the Notes that it purchases from us to its affiliates at the price indicated on the cover of this free writing prospectus.

Subject to regulatory constraints and market conditions, RBCCM intends to offer to purchase the Notes in the secondary market, but it is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and RBCCM and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.  See “Use of Proceeds and Hedging” beginning on page PS-10 of the accompanying product prospectus supplement no. UBS-ROS-1.